                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           ___________________________

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                            FIRST SOUTH BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   33646W 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 THOMAS A. VANN
                              1311 CAROLINA AVENUE
                        WASHINGTON, NORTH CAROLINA 27889
                                 (252) 946-4178
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 APRIL 26, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (continued on following pages)

                                Page 1 of 6 pages

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--------------------------------------------------------------------------------
CUSIP NO.  33646W 10 0                13D                      PAGE 2 OF 6 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     THOMAS A. VANN

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                             (a) /_/
                                                             (b) /_/

--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCES OF FUNDS: PF

--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e):   /_/

--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES OF AMERICA

--------------------------------------------------------------------------------

                          7.     SOLE VOTING POWER:                  314,009
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY
        OWNED BY          8.     SHARED VOTING POWER:                 76,380 (1)
          EACH
       REPORTING        --------------------------------------------------------
         PERSON
          WITH            9.     SOLE DISPOSITIVE POWER:             330,996

                       ---------------------------------------------------------

                         10.     SHARED DISPOSITIVE POWER:            59,393 (2)

--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       390,389
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES:

       /_/
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:  6.0% (3)
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

(1) Consists of 59,393 shares owned by the Reporting Person's spouse and 16,987 shares held in trust under the Issuer's 401(k) Plan for the benefit of the Reporting Person.
(2)   Consists of shares owned by the Reporting Person's spouse.
(3)   Based on 6,510,837 shares outstanding on April 26, 2006.

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                                                  ------------------------------
                                                        PAGE 3 OF 6 PAGES
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

ITEM 1.  SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First South Bancorp, Inc. (the "Issuer"). The executive office of the Issuer is located at 1311 Carolina Avenue, Washington, North Carolina 27889.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)   Name: Thomas A. Vann
(b) Residence or Business Address: 1311 Carolina Avenue, Washington, North Carolina 27889
(c) Present Principal Occupation: President and Chief Executive Officer of the Issuer.
(d)   Criminal Proceeding Convictions: None
(e)   Securities Laws Proceedings: None
(f)   Citizenship: United States of America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Thomas A. Vann (the "Reporting Person") has sole voting and dispositive power with respect to 285,669 Issuer shares (excluding 28,340 shares he holds as custodian for his son), including 44,487 shares held by his IRA, acquired in the following manner. To acquire these shares, he expended $280,674 in personal funds, received restricted stock awards totaling 78,860 shares and received 3,538 shares from his spouse. In addition, the Reporting Person acquired 241,792 shares upon the exercise options. In payment of the option exercise price, Mr. Vann tendered to the Issuer a total of 47,521 shares, and an additional 79,470 shares were withheld by the Issuer in satisfaction of federal and North Carolina income tax withholding obligations. In addition, 24,082 shares, not adjusted for a subsequent stock split, were transferred to the Reporting Person's IRA upon termination of the Issuer's employee stock ownership plan.

         The Reporting Person purchased 16,987 shares through the Issuer's 401(k) Plan with $68,415 in personal funds. The Reporting Person's spouse expended $300,000 in personal funds to purchase shares of Issuer stock. The Reporting Person owns 28,340 shares as custodian for his son. Such shares were acquired by the Reporting Person's son with $144,378 in the Reporting Person's son's personal funds, and additional shares have been gifted to the Reporting Person's son from the Reporting Person and his spouse.

         In the discussion above in Item 3, except where otherwise indicated, all share information has been adjusted to reflect stock splits paid by the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares covered by this statement were acquired for investment. Depending upon a continuing assessment and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of the Issuer for investment or to dispose of shares of the Issuer's Common Stock. As President of the Issuer, the Reporting Person regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Except as noted above, the Reporting Person has no plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;


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                                                  ------------------------------
                                                         PAGE 4 OF 6 PAGES
                                                  ------------------------------


        (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's Board of Directors;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)       Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date of this Amendment No. 3 to Schedule 13D, the Reporting Person beneficially owned 390,389 shares, or 6.0%, of the Issuer's outstanding shares of Common Stock. Such total includes the 59,393 shares as to which the Reporting Person shares voting and dispositive power with his spouse.

        (b) The Reporting Person has sole voting and dispositive power with respect to 241,182 shares owned directly and 28,340 shares owned by the Reporting Person's son and with respect to 44,487 shares owned by the Reporting Person through his IRA. The Reporting Person has shared voting power and sole dispositive power with respect to 16,987 shares owned by the Reporting Person through the Issuer's 401(k) Plan. The Reporting Person shares voting and dispositive power with respect to the 59,393 shares purchased by his spouse, Lee M. Vann. Ms. Vann's residence address is 923 Isabella Avenue Ext., Washington North Carolina 27889. She is not employed, has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has not in the last five years been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, and is a United States citizen.

        (c) The following transactions in the Issuer's Common Stock were effected by the Reporting Person and his spouse during the past 60 days:



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
                                                  ------------------------------
                                                         PAGE 5 OF 6 PAGES
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--------------------------------------------------------------------------------------------------------------------
                                                                                                  DESCRIPTION OF
   REPORTING PERSON        DATE OF TRANSACTION      NUMBER OF SHARES        PRICE PER SHARE        TRANSACTION
   ----------------        -------------------      ----------------        ---------------        -----------

--------------------------------------------------------------------------------------------------------------------
Thomas A. Vann                   4/26/06                47,521                  $41.27          Tender of shares to
                                                                                                Issuer as payment
                                                                                                for option shares
--------------------------------------------------------------------------------------------------------------------
Thomas A. Vann                   4/26/06                 8,638                   8.111          Acquisition upon
                                                                                                exercise of stock
                                                                                                options
--------------------------------------------------------------------------------------------------------------------
Thomas A. Vann                   4/26/06                79,470                   41.27          Withholding of
                                                                                                shares by Issuer in
                                                                                                satisfaction of
                                                                                                federal and North
                                                                                                Carolina income tax
                                                                                                withholding
                                                                                                requirements upon
                                                                                                exercise of options
--------------------------------------------------------------------------------------------------------------------
Thomas A. Vann                   4/26/06               233,154                   8.111          Acquisition upon
                                                                                                exercise of stock
                                                                                                options
--------------------------------------------------------------------------------------------------------------------
Thomas A. Vann                   4/26/06                 3,538                     N/A          Transfer from spouse
--------------------------------------------------------------------------------------------------------------------

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by the Reporting Person.

        (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Reporting Person or any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or otherwise.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



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                                                  ------------------------------
                                                         PAGE 6 OF 6 PAGES
                                                  ------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /s/ Thomas A. Vann
Date:  May 8, 2006                          -----------------------------------
                                            Thomas A. Vann